December 9, 2013

VIA EDGAR AND EMAIL (HatchL@sec.gov and BotkinM@sec.gov)

Ms. Laura Hatch and Ms. Monique Botkin

Division of Investment Management

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

RE:                          U.S. Global Investors Funds

Tax Free and Near-Term Tax Free Funds

Form N-14, Registration No. 333-192276

Dear Ms. Hatch and Ms. Botkin:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request that the effective date of the Registration Statement referred to above be accelerated so that it will become effective on or about December 10, 2013.

Please call me at 210-308-1231 if you have any questions.

Best regards,

/s/ James L. Love

James L. Love
Chief Compliance Officer/Deputy General Counsel
U.S. Global Investors Funds
U.S. Global Brokerage, Inc.